Sun Life Reports Fourth Quarter and Full Year 2023 Results
The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2023. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. On January 1, 2023 we adopted IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4 Insurance Contracts, and IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement (collectively, "the new standards"). The nature and effects of the key changes to our critical accounting policies and estimated impacts from the adoption of the new standards are summarized in section N - Accounting and Control Matters in our MD&A for the period ended December 31, 2023 ("2023 Annual MD&A").

TORONTO, ON - (February 7, 2024) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the fourth quarter and full year ended December 31, 2023.
•Underlying net income(1) of $983 million increased $91 million or 10% from Q4'22(2) (full year - $3,728 million increased $359 million or 11% from 2022(2)); underlying ROE(1) was 18.4% (full year - 17.8%).
◦Wealth & asset management underlying net income(1): $439 million, up $27 million or 7% (full year - $1,726 million, up $53 million or 3%).
◦Group - Health & Protection underlying net income(1): $365 million, up $44 million or 14% (full year - $1,313 million, up $350 million or 36%).
◦Individual - Protection underlying net income(1): $284 million, up $53 million or 23% (full year - $1,137 million, up $137 million or 14%).
◦Corporate expenses & other(1): $(105) million net loss, an increase of $33 million in net loss or 46% (full year - $(448) million net loss, an increase of $181 million in net loss or 68%).
•Reported net income of $749 million decreased $416 million or 36% from Q4'22(2) (full year - $3,086 million increased $215 million or 7% from 2022(2); reported ROE(1) was 14.0% (full year - 14.7%).

"Sun Life closed 2023 with a strong fourth quarter driven by exceptional sales for individual protection, as well as good momentum in our group health and protection businesses, reflecting the value and trust Clients place on Sun Life’s solutions,” said Kevin Strain, President and CEO of Sun Life. "Despite a challenging market, our Asset Management pillar delivered solid underlying earnings led by record earnings at SLC Management and steady margins at MFS.”

“We continue to provide Clients with access to quality care through digital innovation and partnerships to support their health journey. In Canada, we completed our acquisition of Dialogue Health Technologies and made an investment in Pillway, a virtual pharmacy.”

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2023 Annual MD&A.
(2)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    1

Financial and Operational Highlights - Fourth Quarter and Full Year 2023

	Quarterly results		Year-to-date
Profitability	Q4'23	Q4'22(2)	2023	2022(2)
Underlying net income ($ millions)(1)	983	892	3,728	3,369
Reported net income - Common shareholders ($ millions)	749	1,165	3,086	2,871
Underlying EPS ($)(1)(3)	1.68	1.52	6.36	5.75
Reported EPS ($)(3)	1.28	1.98	5.26	4.89
Underlying return on equity ("ROE")(1)	18.4%	17.7%	17.8%	17.0%
Reported ROE(1)	14.0%	23.2%	14.7%	14.5%
Growth	Q4'23	Q4'22(2)	2023	2022(2)
Wealth sales & asset management gross flows ($ millions)(1)(4)	45,750	43,269	173,820	198,650
Group - Health & Protection sales ($ millions)(1)(5)	1,459	1,345	2,942	2,554
Individual - Protection sales ($ millions)(1)	707	498	2,491	1,767
Assets under management ("AUM") ($ billions)(1)	1,400	1,319	1,400	1,319
New business Contractual Service Margin ("CSM") ($ millions)(1)	381	253	1,253	762

Financial Strength	Q4'23	As at January 1, 2023(7)
LICAT ratios (at period end)(6)(7)
Sun Life Financial Inc.	149%	142%
Sun Life Assurance(8)	141%	139%
Financial leverage ratio (at period end)(1)(9)	21.5%	23.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2023 Annual MD&A.
(2)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(3)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(5)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(6)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline.
(7)OSFI's 2023 LICAT Guideline, effective January 1, 2023, specifies that available capital for LICAT purposes includes the Contractual Service Margin. Prior period restatement and resubmissions are not mandated. Pro-forma January 1, 2023 LICAT ratios are disclosed to illustrate transition impact. These pro-forma calculations will not be formally submitted to OSFI. Refer to section G - Financial Strength in the 2023 Annual MD&A.
(8)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(9)Effective January 1, 2023, the calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.6 billion as at December 31, 2023 (January 1, 2023 - $8.7 billion).
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Financial and Operational Highlights - Quarterly Comparison (Q4'23 vs. Q4'22)

($ millions)	Q4'23
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	439	331	92	—	16	—
Group - Health & Protection	365	—	159	206	—	—
Individual - Protection	284	—	99	47	138	—
Corporate expenses & other	(105)	—	—	—	(11)	(94)
Underlying net income(1)	983	331	350	253	143	(94)
Reported net income - Common shareholders	749	297	348	101	44	(41)
Change in underlying net income (% year-over-year)	10%	2%	32%	10%	6%	nm(3)
Change in reported net income (% year-over-year)	(36)%	(7)%	(23)%	(50)%	(52)%	nm(3)
Wealth sales & asset management gross flows(1)(4)	45,750	38,322	5,424	—	2,004	—
Group - Health & Protection sales(1)	1,459	—	174	1,269	16	—
Individual - Protection sales(1)	707	—	171	—	536	—
Change in wealth sales & asset management gross flows (% year-over-year)	6%	3%	32%	—	12%	—
Change in group sales (% year-over-year)	8%	—	63%	4%	(6)%	—
Change in individual sales (% year-over-year)	42%	—	23%	—	49%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2023 Annual MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(3)Not meaningful.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.

Underlying net income(1) of $983 million increased $91 million or 10% from prior year, driven by:
•Wealth & asset management(1) up $27 million: Higher Asset Management fee-related earnings and higher investment income driven by volume growth and an increase in yields.
•Group - Health & Protection(1) up $44 million: Business premium growth in the U.S. and Canada, improved disability experience in Canada, and higher investment contributions in the U.S., partially offset by lower results in U.S. Dental.
•Individual - Protection(1) up $53 million: Business growth reflecting good sales momentum in Asia, and higher investment contributions in Canada, partially offset by lower earnings due to the sale of Sun Life UK(2).
•Corporate expenses & other(1) $(33) million increase in net loss driven by higher operating expenses reflecting business growth and continued investments in the business, partially offset by a lower effective tax rate.
•Higher earnings on surplus primarily driven by higher net interest income and lower realized losses.

Reported net income of $749 million decreased $416 million or 36%, driven by:
•Unfavourable market-related impacts primarily reflecting interest rates and real estate experience(3);
•The prior year impact of the Canada Tax Rate Change(4); and
•Fair value changes in management's ownership of MFS(5) shares; partially offset by
•The increase in underlying net income;
•The impact of the Bermuda Corporate Income Tax Change(6); and
•Lower DentaQuest integration costs.

Underlying ROE was 18.4% and reported ROE was 14.0% (Q4'22 - 17.7% and 23.2%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 149%.

(1)Refer to section C - Profitability in this document for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(2)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
(3)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(4)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, total Company reported net income increased by $141 million in Q4'22 reflected in Other adjustments.
(5)MFS Investment Management ("MFS").
(6)Bermuda recognized a deferred tax asset of $51 million in Q4'23 ("Bermuda Corporate Income Tax Change"). Refer to Note 19 in the 2023 Annual Consolidated Financial Statements for more information.
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Business Group Highlights
In 2023, Sun Life was certified as a Great Place to Work® in Canada, the U.S., Vietnam, the Philippines, Indonesia, Malaysia, India, and Ireland. In addition, SLC Management was also named 2023 Best Places to Work in Money Management for the fourth year in a row by Pensions & Investments(1). This recognition reflects our inclusive culture and commitment to our people. Sun Life fosters a positive work environment where we provide resources and flexibility to support mental, physical and professional well-being, and where diversity is valued.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $331 million increased $7 million or 2% from prior year, driven by:
•MFS down $15 million (down US$11 million): Higher expenses offset by higher fee income from average net assets ("ANA"). The MFS pre-tax net operating profit margin(2) was 39.4% for Q4'23, compared to 39.5% in the prior year.
•SLC Management up $22 million: The increase in underlying net income was driven by higher fee-related earnings and higher net seed investment income. Fee-related earnings(2) increased 26% driven by higher AUM, reflecting strong capital raising and deployment across the platform and the AAM acquisition(3). Fee-related earnings margin(2) was 24% for Q4'23, consistent with the prior year.

Reported net income of $297 million decreased $24 million or 7% from prior year, largely reflecting fair value changes in management's ownership of MFS shares.

Asset Management ended Q4'23 with $1,016 billion of AUM, consisting of $793 billion (US$599 billion) in MFS and $223 billion in SLC Management. Total Asset Management net outflows of $11.4 billion in Q4'23 reflected MFS net outflows of $15.3 billion (US$11.2 billion) partially offset by SLC Management net inflows of $3.9 billion.

During the year, MFS became the 9th largest fund group(4) for the U.S. retail mutual fund industry based on AUM.

SLC Management continued its growth trajectory closing the year with $177 billion in fee earning AUM, up 8% from prior year, and won the 2023 CIO’s Industry Innovation Awards for Private Credit.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $350 million increased $85 million or 32% from prior year, reflecting:
•Wealth & asset management up $20 million: Increase in investment income driven by higher volume and yields.
•Group - Health & Protection up $57 million: Business premium growth and improved disability experience reflecting higher margins, lower claims volumes, and shorter claims durations.
•Individual - Protection up $8 million: Higher investment contributions partially offset by unfavourable mortality experience.
•Higher earnings on surplus, primarily driven by realized gains in the current year.

Reported net income of $348 million decreased $105 million or 23% from prior year, driven by market-related impacts primarily from interest rates and real estate experience, and the prior year impact of the Canada Tax Rate Change(5), partially offset by ACMA(6) impacts and the increase in underlying net income.

Canada's sales(7):
•Wealth sales & asset management gross flows of $5 billion were up 32%, driven by higher Individual Wealth sales, primarily from mutual funds, and higher defined benefit sales in Group Retirement Services ("GRS").
•Group - Health & Protection sales of $174 million were up 63%, driven by higher large case sales.
•Individual - Protection sales of $171 million were up 23%, driven by higher participating whole life insurance sales.

We continue to focus on strengthening and expanding our health business to help Clients live healthier lives. During the quarter we completed the acquisition of Dialogue Health Technologies Inc., Canada’s premier virtual health care and wellness platform providing affordable on-demand access to quality care. Further, we finalized a contract with the Government of Canada to be the administrator of the Canadian Dental Care Plan, which will provide access to dental care for up to nine million additional Canadians in need. We also completed a minority investment in Simpill Health Group Inc., operating as Pillway, a virtual pharmacy offering the ability to consult a knowledgeable pharmacist by chat or phone call and direct delivery of medication in Canada, expanding upon our digital health services and offerings, including the Q2’23 launch of the Lumino Health™ Pharmacy app.

We continue to expand our distribution capabilities through the creation of a securities investment dealer, Sun Life Canada Securities Inc. ("SLCSI"). We received approval from the Canadian Investment Regulatory Organization in the fourth quarter, and expect an operational launch in 2024. Our expanded offerings in SLCSI will broaden access to wealth solutions to help Clients achieve lifetime financial security.

(1)Pensions & Investments, a global news source of money management.
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2023 Annual MD&A.
(3)On February 1, 2023, we completed the acquisition of a majority stake interest in Advisors Asset Management, Inc. ("the AAM acquisition"), a leading independent U.S. retail distribution firm, with the option to acquire the remaining interest starting in 2028.
(4)Based on ISS Market Intelligence Simfund.
(5)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurer's taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, Canada reported net income increased by $90 million in Q4'22, reflected in Other adjustments.
(6)Assumption changes and management actions ("ACMA").
(7)Compared to the prior year.
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U.S.: A leader in health and benefits
U.S. underlying net income of US$187 million increased US$14 million or 8% ($253 million increased $23 million or 10%) from prior year, driven by:
•Group - Health & Protection down US$7 million: Lower Dental results reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by higher Group Benefits results. In Group Benefits, strong revenue growth, higher net investment results and favourable mortality experience was partially offset by less favourable morbidity experience.
•Individual - Protection up US$21 million: The inclusion of the UK payout annuity business(1) and improved mortality experience.

Reported net income of US$77 million decreased US$74 million or 49% ($101 million decreased $101 million or 50%) from prior year, driven by ACMA impacts, and market-related impacts largely from interest rates and real estate experience, partially offset by lower DentaQuest integration costs and the increase in underlying net income.

U.S. group sales of US$932 million were up US$33 million or 4% ($1,269 million, up $48 million or 4%), driven by higher medical stop-loss and commercial dental sales, partially offset by lower employee benefits sales and lower large case sales in Dental.

We continue to advance our strategy of helping more people get access to the health care and coverage they need. In the fourth quarter, the states of Iowa and Arkansas awarded DentaQuest Medicaid dental benefits contracts, supporting our mission to provide access to dental care for families and children in underserved communities. The Dental business has recorded more than US$650 million in sales since closing the DentaQuest acquisition on June 1, 2022, and has approximately 36 million members as of January 1, 2024.

In Health and Risk Solutions, we continue to differentiate our medical stop-loss offering with solutions that increase access to health care and improve clinical outcomes for members, while protecting against high-cost claims for employers. We recently announced a partnership with in-home, tech-enabled medical care provider Somatus to provide one-on-one support to our members with chronic kidney disease and congestive heart failure, two common high-cost conditions. We also announced a partnership with Virtual MeTM(2) to provide our Health Navigator product through their telehealth services that cater to business clients, as well as individuals who are underinsured or uninsured.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $143 million increased $8 million or 6% from prior year, driven by:
•Individual - Protection up $20 million: Business growth reflecting good sales momentum, partially offset by lower earnings on surplus.
•Regional office expenses & other $(12) million increased net loss primarily reflecting continued pan Asia investments in the business.

Reported net income of $44 million decreased $48 million or 52% from prior year, driven by ACMA impacts, partially offset by the impact of the Bermuda Corporate Income Tax Change(3).

Asia's sales(4):
•Individual sales of $536 million were up 49%, primarily driven by higher sales in Hong Kong reflecting increased demand as pandemic-related travel restrictions were lifted in early 2023, and in International reflecting continued demand for our products, partially offset by lower sales in Vietnam reflecting market conditions, and China.
•Wealth sales & asset management gross flows of $2 billion were up 12%, primarily driven by higher mutual fund sales in India, partially offset by lower money market fund sales in the Philippines.

New business CSM of $223 million in Q4'23 was up from $122 million in the prior year, primarily driven by sales in Hong Kong and High-Net-Worth.

We are dedicated to helping Clients achieve lifetime financial security by expanding product offerings to meet their evolving needs. In Singapore, we launched a new index universal life product(5), providing High-Net-Worth Clients a dynamic balance between long-term protection and growth, with the flexibility to customize premium payments and allocations among investment options to meet their goals. This new product has been well received by the market, contributing to Singapore’s Q4’23 strong sales growth.

Our diversified mix of high-performing, quality-focused distribution channels, including our new bancassurance partnership with Dah Sing Bank, contributed to record sales and increased market position for Sun Life Hong Kong.

(1)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
(2)Virtual MeTM provides a suite of telehealth services delivering quality health care directly to patients in need.
(3)Bermuda recognized a deferred tax asset of $51 million in Q4'23 ("Bermuda Corporate Income Tax Change"). Refer to Note 19 in the 2023 Annual Consolidated Financial Statements for more information.
(4)Compared to the prior year.
(5)SunBrilliance Indexed Universal Life.
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Corporate
Corporate underlying net loss was $94 million compared to underlying net loss of $62 million in the prior year, driven by the sale of Sun Life UK(1) and higher operating expenses, partially offset by a lower effective tax rate.

Reported net loss was $41 million compared to reported net income of $97 million in the prior year, reflecting the impacts from the sale of Sun Life UK (1), the prior year impact of tax-related matters(2), and the change in underlying net loss.

(1)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23, is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. The prior year included market-related impacts from Sun Life UK in reported net income.
(2)Tax related matters include tax-exempt investment income in reported net income in both years and the impact of the Canada Tax Rate Change. On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurer's taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, Corporate reported net income increased by $51 million in Q4'22, reflected in Other adjustments.
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About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2023, Sun Life had total assets under management of $1.40 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, U.S., Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

On January 1, 2023 we adopted IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. On January 1, 2023, we also adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement. The nature and effects of the key changes in our critical accounting policies and estimated impacts from the adoption of the new standards are summarized in section
N - Accounting and Control Matters - 2 - Changes in Accounting Policies in our 2023 Annual MD&A. For more information including the measurement and classification of opening balances, refer to Note 2 of our 2023 Annual Consolidated Financial Statements.
Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document are impacted by rounding.

Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9
2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay (“the new standards”). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context. Using sensitivities to analyze the outlook for market risk and related impacts (e.g., interest rate sensitivities) will be more representative starting with the sensitivities disclosed for Q1’23 and onward in section K - Risk Management in the 2023 Annual MD&A and section I - Risk Management in each quarter's respective interim MD&A document. Certain 2022 restated results and 2023 interim results in the Drivers of Earnings and CSM Movement Analysis were refined to more accurately reflect how management views the business.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section H - Non-IFRS Financial Measures in this document, section M - Non-IFRS Financial Measures in our 2023 Annual MD&A, and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section I - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the Annual and Interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2023. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.
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B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q4'23	Q3'23	Q4'22(1)	2023	2022(1)
Net income (loss)
Underlying net income (loss)(2)	983	930	892	3,728	3,369
Reported net income (loss) - Common shareholders	749	871	1,165	3,086	2,871
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(2)	1.68	1.59	1.52	6.36	5.75
Reported EPS (diluted)	1.28	1.48	1.98	5.26	4.89
Return on equity ("ROE") (%)
Underlying ROE(2)	18.4%	17.7%	17.7%	17.8%	17.0%
Reported ROE(2)	14.0%	16.6%	23.2%	14.7%	14.5%

Growth	Q4'23	Q3'23	Q4'22(1)	2023	2022(1)
Sales
Wealth sales & asset management gross flows(2)(3)	45,750	39,324	43,269	173,820	198,650
Group - Health & Protection sales(2)(4)	1,459	374	1,345	2,942	2,554
Individual - Protection sales(2)	707	669	498	2,491	1,767
Total AUM ($ billions)(2)	1,399.6	1,340.1	1,318.6	1,399.6	1,318.6
New business Contractual Service Margin ("CSM")(2)	381	370	253	1,253	762

Financial Strength	Q4'23	Q3'23	As at January 1, 2023(5)
LICAT ratios(5)
Sun Life Financial Inc.	149%	147%	142%
Sun Life Assurance(6)	141%	138%	139%
Financial leverage ratio(2)(7)	21.5%	21.8%	23.7%
Book value per common share ($)	36.51	35.91	34.60
Weighted average common shares outstanding for basic EPS (millions)	584	586	586
Closing common shares outstanding (millions)	585	584	586

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(4)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(5)OSFI's 2023 LICAT Guideline, effective January 1, 2023, specifies that available capital for LICAT purposes includes the Contractual Service Margin. Prior period restatement and resubmissions are not mandated. Pro-forma January 1, 2023 LICAT ratios are disclosed to illustrate transition impact. These pro-forma calculations will not be formally submitted to OSFI.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(7)Effective January 1, 2023, the calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.6 billion as at December 31, 2023 (September 30, 2023 - $9.3 billion; January 1, 2023 - $8.7 billion).

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    9

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section E - Contractual Service Margin in this document for more information.

	Quarterly results
($ millions, after-tax)	Q4'23	Q3'23	Q4'22(1)
Underlying net income by business type(2):
Wealth & asset management	439	457	412
Group - Health & Protection	365	285	321
Individual - Protection	284	297	231
Corporate expenses & other	(105)	(109)	(72)
Underlying net income(2)	983	930	892
Add: Market-related impacts(1)	(193)	23	224
Assumption changes and management actions ("ACMA")	(1)	35	12
Other adjustments	(40)	(117)	37
Reported net income - Common shareholders	749	871	1,165
Underlying ROE(2)	18.4%	17.7%	17.7%
Reported ROE(2)	14.0%	16.6%	23.2%
Notable items attributable to reported and underlying net income(2):
Mortality	(5)	18	(43)
Morbidity	91	79	110
Lapse and other policyholder behaviour ("policyholder behaviour")	(11)	(3)	(1)
Expenses	(26)	(34)	(4)
Credit(3)	(18)	(7)	(11)
Other(4)	(2)	5	17

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(3)Credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI").
(4)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section H - Non-IFRS Financial Measures in this document.

10    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

Quarterly Comparison - Q4'23 vs. Q4'22
Underlying net income(1) of $983 million increased $91 million or 10%, driven by:
•Wealth & asset management(1) up $27 million: Higher Asset Management fee-related earnings and higher investment income driven by volume growth and an increase in yields.
•Group - Health & Protection(1) up $44 million: Business premium growth in the U.S. and Canada, improved disability experience in Canada, and higher investment contributions in the U.S., partially offset by lower results in U.S. Dental.
•Individual - Protection(1) up $53 million: Business growth reflecting good sales momentum in Asia, and higher investment contributions in Canada, partially offset by lower earnings due to the sale of Sun Life UK(2).
•Corporate expenses & other(1) $(33) million increase in net loss driven by higher operating expenses reflecting business growth and continued investments in the business, partially offset by a lower effective tax rate.
•Higher earnings on surplus primarily driven by higher net interest income and lower realized losses.

Reported net income of $749 million decreased $416 million or 36%, driven by:
•Unfavourable market-related impacts primarily reflecting interest rates and real estate experience;
•The prior year impact of the Canada Tax Rate Change(3); and
•Fair value changes in management's ownership of MFS shares; partially offset by
•The increase in underlying net income;
•The impact of the Bermuda Corporate Income Tax Change(4); and
•Lower DentaQuest integration costs.

Foreign exchange translation led to an increase of $2 million and $3 million in underlying net income and reported net income, respectively.

Underlying ROE was 18.4% and reported ROE was 14.0% (Q4'22 - 17.7% and 23.2%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(5). Market-related impacts resulted in a decrease of $193 million to reported net income, driven by real estate experience and interest rate impacts.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $1 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included favourable impacts from financial-related assumptions offset largely by refinements to Sun Life Health in Canada. For additional details refer to "Assumption Changes and Management Actions by Type" in section E - Contractual Service Margin in this document.

3.Other adjustments
Other adjustments decreased reported net income $40 million, reflecting DentaQuest integration costs and amortization of acquired intangible assets, SLC Management acquisition-related costs, and fair value changes in management's ownership of MFS shares, partially offset by the impact from the Bermuda Corporate Income Tax Change(4).

4.Experience-related items
In the fourth quarter of 2023, notable experience items included:
•Favourable morbidity experience largely in Canada and U.S. medical stop-loss;
•Unfavourable expense experience largely in U.S. Dental, Canada, and Asia; and
•Unfavourable credit experience that impacted Canada results.

(1)Refer to section H - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(2)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
(3)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, total Company reported net income increased by $141 million in Q4'22 reflected in Other adjustments.
(4)Refer to the heading "Income taxes" in this section for more information.
(5)Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    11

5. Income taxes
The statutory tax rate is impacted by various items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt investment income, and other sustainable tax benefits.

Bermuda recognized a deferred tax asset of $51 million in Q4'23. Refer to Note 19 in the 2023 Annual Consolidated Financial Statements for more information.

The Q4'23 effective income tax rate (recovery)(1) on underlying net income and reported net income was 16.5% and (11.1)% respectively. Our reported effective tax rate for the quarter represents a tax recovery. Declining interest rates led to higher tax-exempt investment income. We also recorded a $51 million tax recovery from establishing an economic transition deferred tax asset permitted under the new Bermuda Corporate Income Tax regime. These adjustments recorded in Q4'23 resulted in a net tax recovery.

6. Impacts of foreign exchange translation
Foreign exchange translation led to an increase of $2 million and $3 million in underlying net income and reported net income, respectively.

(1)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 19 in our 2023 Annual Consolidated Financial Statements. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section H - Non-IFRS Financial Measures in this document, and the associated income tax expense.
12    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

D. Growth
1. Sales and Gross Flows

	Quarterly results
($ millions)	Q4'23	Q3'23	Q4'22
Wealth sales & asset management gross flows by business segment(1)
Asset Management gross flows	38,322	34,266	37,380
Canada wealth sales & asset management gross flows(2)	5,424	3,395	4,099
Asia wealth sales & asset management gross flows	2,004	1,663	1,790
Total wealth sales & asset management gross flows(1)	45,750	39,324	43,269
Group - Health & Protection sales by business segment(1)
Canada	174	119	107
U.S.	1,269	239	1,221
Asia(3)	16	16	17
Total group sales(1)	1,459	374	1,345
Individual - Protection sales by business segment(1)
Canada	171	148	139
Asia	536	521	359
Total individual sales(1)	707	669	498
CSM - Impact of new insurance business ("New business CSM")(1)	381	370	253

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(3)In underlying net income by business type, Group businesses in Asia have been included with Individual – Protection. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.

Total wealth sales & asset management gross flows increased $2.5 billion or 6% year-over-year ($2.4 billion(1) or 6%(1), excluding foreign exchange translation).
•Asset Management gross flows increased $0.8 billion(1) or 2%(1), reflecting higher gross flows in SLC Management, partially offset by lower gross flows in MFS.
•Canada wealth sales & asset management gross flows increased $1.3 billion or 32%, driven by higher Individual Wealth sales, primarily from mutual funds, and higher defined benefit sales in Group Retirement Services ("GRS").
•Asia wealth sales & asset management gross flows increased $0.2 billion(1) or 12%(1), primarily driven by higher mutual fund sales in India, partially offset by lower money market fund sales in the Philippines.

Total group health & protection sales increased $114 million or 8% from prior year ($110 million(1) or 8%(1), excluding foreign exchange translation).
•Canada group sales increased $67 million or 63%, driven by higher large case sales.
•U.S. group sales increased $44 million(1) or 4%(1), driven by higher medical stop-loss and commercial dental sales, partially offset by lower employee benefits sales and lower large case sales in Dental.

Total individual protection sales increased $209 million or 42% from prior year ($207 million(1) or 42%(1), excluding foreign exchange translation).
•Canada individual sales increased $32 million or 23%, driven by higher participating whole life insurance sales.
•Asia individual sales increased $175 million(1) or 49%(1), primarily driven by higher sales in Hong Kong reflecting increased demand as pandemic-related travel restrictions were lifted in early 2023, and in International reflecting continued demand for our products, partially offset by lower sales in Vietnam reflecting market conditions, and China.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $381 million increase in CSM, compared to $253 million in the prior year, driven by higher individual protection sales in Asia in Hong Kong and High-Net-Worth, and Canada.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
H - Non-IFRS Financial Measures in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    13

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22
Assets under management(1)
General fund assets	204,789	193,858	196,575	201,792	198,316
Segregated funds	128,452	119,988	123,366	131,033	125,292
Third-party assets under management(1)
Retail	567,657	544,946	557,093	543,847	527,617
Institutional, managed funds and other	537,424	518,129	527,344	528,897	507,673
Total third-party AUM(1)	1,105,081	1,063,075	1,084,437	1,072,744	1,035,290
Consolidation adjustments	(38,717)	(36,780)	(37,536)	(41,947)	(40,337)
Total assets under management(1)	1,399,605	1,340,141	1,366,842	1,363,622	1,318,561

(1)Represents a non-IFRS financial measure. See section H - Non-IFRS Financial Measures in this document.

AUM increased $81.0 billion or 6% from December 31, 2022, primarily driven by:
(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $126.9 billion;
(ii)an increase in AUM of general fund assets of $6.5 billion primarily due to net fair value growth from declining interest rates; and
(iii)an increase of $5.2 billion from AUM primarily driven by the AAM acquisition(1); partially offset by
(iv)net outflows from segregated funds and third-party AUM of $26.9 billion;
(v)a decrease of $24.4 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(vi)Client distributions of $6.5 billion.

Segregated fund and third-party AUM net outflows of $11.4 billion during the quarter were comprised of:

	Quarterly results
($ billions)	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22
Net flows for Segregated fund and Third-party AUM:
MFS	(15.3)	(12.5)	(5.3)	(5.8)	(16.1)
SLC Management	3.9	3.4	2.0	3.2	3.5
Canada, Asia and other	—	(1.4)	1.1	(0.2)	(0.1)
Total net flows for Segregated fund and Third-party AUM	(11.4)	(10.5)	(2.2)	(2.8)	(12.7)

Third-Party AUM increased by $69.8 billion or 7% from December 31, 2022, primarily driven by:
(i)favourable market movements of $113.9 billion;
(ii)other business activities of $9.3 billion; and
(iii)an increase of $5.2 billion from AUM primarily driven by the AAM acquisition(1); partially offset by
(iv)net outflows of $27.0 billion;
(v)foreign exchange translation of $25.1 billion; and
(vi)Client distributions of $6.5 billion.

(1)The acquisition of a majority stake in Advisors Asset Management, Inc. ("AAM acquisition"). For additional information, refer to Note 3 in our 2023 Annual Consolidated Financial Statements.
14    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the full year ended	For the full year ended
($ millions)	December 31, 2023	December 31, 2022
Beginning of Period	10,865	9,797
Impact of new insurance business(1)	1,253	762
Expected movements from asset returns & locked-in rates(1)	560	362
Insurance experience gains/losses(1)	67	89
CSM recognized for services provided	(919)	(861)
Organic CSM Movement(1)	961	352
Impact of markets & other(1)	(38)	37
Impact of change in assumptions(1)	364	431
Currency impact	(104)	248
Disposition(2)	(262)	—
Total CSM Movement	921	1,068
Contractual Service Margin, End of Period	11,786	10,865

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Relates to the sale of Sun Life UK. For additional information, refer to Note 3 in our 2023 Annual Consolidated Financial Statements.

Total CSM ended Q4'23 at $11.8 billion, an increase of $0.9 billion or 8% from December 31, 2022:
•Organic CSM movement was driven by the impact of new insurance business, reflecting strong individual protection sales in Asia and Canada.
•Favourable insurance experience occurred in Canada and Asia.
•Unfavourable markets and other impacts driven by interest rates.
•Impact of change in assumptions include favourable net mortality and net favourable model refinements.
•A $262 million reduction to the CSM balance from the sale of Sun Life UK.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    15

Assumption Changes and Management Actions by Type
The impact on CSM of ACMA is attributable to insurance contracts and related impacts under the general measurement approach ("GMA") and variable fee approach ("VFA"). For insurance contracts measured under the GMA, the impacts flow through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.The following table sets out the impacts of ACMA on our reported net income and CSM for the three months ended December 31, 2023.

For the three months ended December 31, 2023
($ millions)	Reported net income impacts (Post-tax)(1)(2)(3)	Deferred in CSM (Pre-tax)(2)(3)(4)(5)	Comments
Mortality/morbidity	(8)	13	Minor updates to reflect mortality/morbidity experience.
Policyholder behaviour	14	(23)	Minor updates to reflect lapse and policyholder behaviour experience.
Expense	(9)	19	Minor updates to reflect expense experience.
Financial	108	152	Updates to various financial-related assumptions.
Modelling enhancement and other	(106)	(85)	Various enhancements and methodology changes. The largest items were unfavourable refinements to Sun Life Health in Canada and to reinsurance and other provisions in Hong Kong in Asia.
Total impact of change in assumptions	(1)	76

(1)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders.
(2)CSM is shown on a pre-tax basis as it reflects the changes in our insurance contract liabilities, while reported net income is shown on a post-tax basis to reflect the impact on capital.
(3)In this document, the reported net income impact of ACMA and amount deferred in CSM include non-liability impacts related to ACMA of $38 million and ($46) million, respectively, for the three months ended December 31, 2023.
(4)The impact of change in assumptions in the CSM rollforward of $364 million is comprised of $47 million for the three months ended March 31, 2023 from various small enhancements, $284 million for the three months ended June 30, 2023 which included a contract modification resulting in a change in the fulfilment cash flows offset by CSM within insurance contract liabilities, $(43) million for the three months ended September 30, 2023 reflecting various updates and enhancements, and $76 million for the three months ended December 31, 2023, as referenced in the table above.
(5)Total impact of change in assumptions represents a non-IFRS financial measure for amounts deferred in CSM. For more details, see section
M - Non-IFRS Financial Measures in the 2023 Annual MD&A.

16    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

F. Financial Strength

	IFRS 17 and IFRS 9					IFRS 4 and IAS 39(1)
($ millions, unless otherwise stated)	Q4'23	Q3'23	Q2'23	Q1'23	As at January 1, 2023(2)	Q4'22
LICAT ratio
Sun Life Financial Inc.(1)(2)	149%	147%	148%	148%	142%	130%
Sun Life Assurance(1)(2)	141%	138%	139%	144%	139%	127%
Capital
Subordinated debt	6,178	6,177	6,679	6,677	6,676	6,676
Innovative capital instruments(3)	200	200	200	200	200	200
Equity in the participating account	457	397	354	303	268	1,837
Non-controlling interests	161	147	138	133	90	90
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(4)	21,343	20,984	20,461	20,735	20,290	25,211
Contractual Service Margin(2)(5)	11,786	11,452	11,258	11,243	10,865
Total capital(1)(2)	42,364	41,596	41,329	41,530	40,628	36,253
Financial leverage ratio(1)(5)(6)	21.5%	21.8%	23.3%	23.2%	23.7%	25.1%
Dividend
Underlying dividend payout ratio(1)(6)	46%	47%	48%	47%	47%	43%
Dividends per common share ($)	0.780	0.750	0.750	0.720	0.720	0.720
Book value per common share ($)(1)	36.51	35.91	34.86	35.34	34.60	42.99

(1)This measure has not been restated for periods in 2022 and earlier as IFRS 17 and IFRS 9 were not the accounting standards in effect, and therefore were not applicable to our capital management practices at the time.
(2)OSFI's 2023 LICAT Guideline, effective January 1, 2023, specifies that available capital for LICAT purposes includes the CSM, and as such total capital was also updated to include the CSM balance. Prior period restatement and resubmissions are not mandated. Pro-forma January 1, 2023 LICAT ratios are disclosed to illustrate transition impact. These pro-forma calculations will not be formally submitted to OSFI.
(3)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), see section J - Capital and Liquidity Management in the 2023 Annual MD&A.
(4)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(5)Effective January 1, 2023, the calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.6 billion as at December 31, 2023 (September 30, 2023 - $9.3 billion; June 30, 2023 - $9.1 billion; March 31, 2023 - $9.0 billion; January 1, 2023 - $8.7 billion).
(6)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 142% and Sun Life Assurance's LICAT ratio of 139% as at January 1, 2023 increased 12 percentage points compared to December 31, 2022, from the transition to IFRS 17. The largest driver of change was the reduction in the LICAT base solvency buffer ("BSB") scalar from 1.05 to 1.0 which contributed seven percentage points.

SLF Inc.'s LICAT ratio of 149% as at December 31, 2023 increased seven percentage points compared to January 1, 2023, driven by reported net income, capital optimization and market movements, partially offset by shareholder dividend payments, subordinated debt redemption, M&A(1) activity, and share buybacks.

Sun Life Assurance's LICAT ratio of 141% as at December 31, 2023 increased two percentage points compared to January 1, 2023, driven by reported net income, capital optimization, and market movements, largely offset by dividend payments to SLF Inc. and M&A activity.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

(1)Mergers & Acquisitions ("M&A").
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    17

2. Capital
On transition to the new standards, total capital of $40.6 billion as at January 1, 2023 increased $4.4 billion compared to December 31, 2022 driven by the establishment of the CSM, which includes transfers from Common shareholders' equity and equity in the participating account to the CSM.

Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2023, our total capital was $42.4 billion, an increase of $1.7 billion compared to January 1, 2023. The increase to total capital included reported net income of $3,086 million, an increase of $921 million in CSM, the issuance of $500 million principal amount of Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures, which is detailed below, and net unrealized gains on FVOCI assets of $485 million. This was partially offset by the payment of $1,762 million of dividends on common shares of SLF Inc. ("common shares"), the redemption of $1 billion principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures, which is detailed below, the unfavourable impacts of foreign exchange translation of $344 million included in other comprehensive income (loss) ("OCI"), a decrease of $186 million from the repurchase and cancellation of common shares, and the impact related to the acquisition of AAM of $156 million(1).

Our capital and liquidity positions remain strong with a LICAT ratio of 149% at SLF Inc., a financial leverage ratio of 21.5%(2) and $1.6 billion in cash and other liquid assets(2) as at December 31, 2023 in SLF Inc.(3) (December 31, 2022 - $1.1 billion).

Capital Transactions
On July 4, 2023, SLF Inc. issued $500 million principal amount of Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures due 2035. Sun Life intends to use an amount equal to the net proceeds from the offering to finance or refinance, in whole or in part, eligible assets as defined in our Sustainability Bond Framework.

On September 19, 2023, SLF Inc. redeemed all of the outstanding $1 billion principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemptions were funded from existing cash and liquid assets in SLF Inc.

Normal Course Issuer Bids
On August 24, 2023, SLF inc. announced that OSFI and the Toronto Stock Exchange ("TSX") had approved its previously announced normal course issuer bid to purchase up to 17 million of its common shares (the "NCIB”). The NCIB commenced on August 29, 2023 and continues until
August 28, 2024, such earlier date as SLF Inc. may determine, or such date as SLF Inc. completes its purchases of common shares pursuant to the NCIB. Purchases under the NCIB may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Subject to regulatory approval, purchases under the NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the NCIB, and the timing of such purchases (if any), will be determined by SLF Inc. Any common shares purchased by SLF Inc. pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements. The NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

In 2023, SLF Inc. purchased approximately 2.8 million common shares at a total cost of $186 million pursuant to the NCIB. All of the common shares purchased under SLF Inc.'s NCIB were subsequently cancelled. There were no common shares purchased during the fourth quarter of 2023.

(1)For additional information, refer to Note 3 in our 2023 Annual Consolidated Financial Statements.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(3)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
18    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

G. Performance by Business Segment

	Quarterly results
($ millions)	Q4'23	Q3'23	Q4'22(1)
Underlying net income (loss)(2)
Asset Management	331	330	324
Canada	350	338	265
U.S.	253	185	230
Asia	143	166	135
Corporate	(94)	(89)	(62)
Total underlying net income (loss)(2)	983	930	892
Reported net income (loss) - Common shareholders
Asset Management	297	268	321
Canada	348	365	453
U.S.	101	132	202
Asia	44	211	92
Corporate	(41)	(105)	97
Total reported net income (loss) - Common shareholders	749	871	1,165

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2023 Annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    19

1. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q4'23	Q3'23	Q4'22
Underlying net income(1)	331	330	324
Add: Market-related impacts	(6)	(3)	(8)
Management's ownership of MFS shares	(11)	7	27
Acquisition, integration and restructuring(2)	(12)	(58)	(26)
Intangible asset amortization	(5)	(8)	(3)
Other	—	—	7
Reported net income - Common shareholders	297	268	321
Assets under management (C$ billions)(1)	1,015.9	974.2	952.0
Gross flows (C$ billions)(1)	38.3	34.3	37.4
Net flows (C$ billions)(1)	(11.4)	(9.1)	(12.6)
MFS (C$ millions)
Underlying net income(1)	261	277	276
Add: Management's ownership of MFS shares	(11)	7	27
Reported net income - Common shareholders	250	284	303
Assets under management (C$ billions)(1)	792.8	754.8	742.3
Gross flows (C$ billions)(1)	30.4	28.3	31.2
Net flows (C$ billions)(1)	(15.3)	(12.5)	(16.1)
MFS (US$ millions)
Underlying net income(1)	191	207	202
Add: Management's ownership of MFS shares	(8)	5	21
Reported net income - Common shareholders	183	212	223
Pre-tax net operating margin for MFS(1)	39%	41%	40%
Average net assets (US$ billions)(1)	566.6	581.6	540.5
Assets under management (US$ billions)(1)(3)	598.6	555.9	547.9
Gross flows (US$ billions)(1)	22.3	21.1	23.0
Net flows (US$ billions)(1)	(11.2)	(9.3)	(11.9)
Asset appreciation (depreciation) (US$ billions)	53.9	(23.9)	51.0
SLC Management (C$ millions)
Underlying net income(1)	70	53	48
Add: Market-related impacts	(6)	(3)	(8)
Acquisition, integration and restructuring(2)	(12)	(58)	(26)
Intangible asset amortization	(5)	(8)	(3)
Other	—	—	7
Reported net income (loss) - Common shareholders	47	(16)	18
Fee-related earnings(1)	92	68	73
Pre-tax fee-related earnings margin(1)(4)	24%	24%	24%
Pre-tax net operating margin(1)(4)	22%	20%	23%
Assets under management (C$ billions)(1)	223.1	219.5	209.6
Gross flows - AUM (C$ billions)(1)	8.0	6.0	6.1
Net flows - AUM (C$ billions)(1)	3.9	3.4	3.5
Fee earning assets under management ("FE AUM") (C$ billions)(1)	176.9	172.6	164.4
Gross flows - FE AUM (C$ billions)(1)	9.2	6.2	7.9
Net flows - FE AUM (C$ billions)(1)	5.6	4.1	5.8
Assets under administration ("AUA") (C$ billions)(1)	49.8	48.4	—
Capital raising (C$ billions)(1)	5.5	3.2	3.0
Deployment (C$ billions)(1)	7.3	4.8	6.9
(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $24 million in Q4'23 (Q3'23 - $21 million; Q4'22 - $17 million).
(3)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2023.
(4)Based on a trailing 12-month basis. For more details, see section H - Non-IFRS Financial Measures in this document.

20    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

Profitability
Quarterly Comparison - Q4'23 vs. Q4'22
Asset Management underlying net income of $331 million increased $7 million or 2% driven by:
•MFS down $15 million (down US$11 million): Higher expenses offset by higher fee income from ANA. The MFS pre-tax net operating profit margin(1) was 39.4% for Q4'23, compared to 39.5% in the prior year.
•SLC Management up $22 million: The increase in underlying net income was driven by higher fee-related earnings and higher net seed investment income. Fee-related earnings(1) increased 26% driven by higher AUM, reflecting strong capital raising and deployment across the platform and the AAM acquisition(2). Fee-related earnings margin(1) and pre-tax net operating profit margin(1) for Q4'23 were 24% and 22%, respectively (Q4'22 - 24% and 23%, respectively).

Asset Management reported net income of $297 million decreased $24 million or 7%, largely reflecting fair value changes in management's ownership of MFS shares.

Growth
2023 vs. 2022
Asset Management AUM of $1,015.9 billion increased $63.9 billion or 7% from December 31, 2022 driven by:
•Net asset value changes of $91.6 billion; and
•AUM driven by the AAM acquisition of $5.2 billion; partially offset by
•Net outflows of $26.4 billion; and
•Client distributions of $6.5 billion.

MFS' AUM increased US$50.7 billion or 9% from December 31, 2022, driven by:
•Increase in asset values from higher equity markets of US$79.5 billion, partially offset by net outflows of US$28.8 billion.

In Q4'23, 97%, 95%, and 30% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased $13.5 billion or 6% from December 31, 2022 driven by:
•Net inflows of $12.5 billion, the AAM acquisition of $5.2 billion, and asset value changes of $2.3 billion, partially offset by Client distributions of $6.5 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling $24.6 billion, partially offset by outflows of $12.2 billion.

SLC Management's FE AUM increased $12.4 billion or 8% from December 31, 2022, driven by:
•Net inflows of $14.2 billion, the AAM acquisition of $5.2 billion, and asset value changes of $0.2 billion, partially offset by Client distributions of $7.2 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling $24.6 billion, partially offset by outflows of
$10.4 billion.

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)On February 1, 2023, we completed the acquisition of a majority stake interest in Advisors Asset Management, Inc. ("the AAM acquisition"), a leading independent U.S. retail distribution firm, with the option to acquire the remaining interest starting in 2028.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    21

2. Canada

	Quarterly results
($ millions)	Q4'23	Q3'23	Q4'22(1)
Wealth & asset management(2)	92	116	72
Group - Health & Protection(2)	159	136	102
Individual - Protection(2)	99	86	91
Underlying net income(2)	350	338	265
Add: Market-related impacts(1)	(50)	10	235
ACMA	52	15	(133)
Acquisition, integration and restructuring	3	5	(1)
Intangible asset amortization	(7)	(3)	(3)
Other	—	—	90
Reported net income - Common shareholders(1)	348	365	453
Underlying ROE (%)(2)	21.9%	22.2%	15.2%
Reported ROE (%)(2)	21.8%	23.9%	25.9%
Wealth sales & asset management gross flows(2)(3)	5,424	3,395	4,099
Group - Health & Protection sales(2)	174	119	107
Individual - Protection sales(2)	171	148	139

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(3)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.

Profitability
Quarterly Comparison - Q4'23 vs. Q4'22
Underlying net income of $350 million increased $85 million or 32%, reflecting:
•Wealth & asset management up $20 million: Increase in investment income driven by higher volume and yields.
•Group - Health & Protection up $57 million: Business premium growth and improved disability experience reflecting higher margins, lower claims volumes, and shorter claims durations.
•Individual - Protection up $8 million: Higher investment contributions partially offset by unfavourable mortality experience.
•Higher earnings on surplus, primarily driven by realized gains in the current year.

Reported net income of $348 million decreased $105 million or 23%, driven by market-related impacts primarily from interest rates and real estate experience, and the prior year impact of the Canada Tax Rate Change(1), partially offset by ACMA impacts and the increase in underlying net income.

Growth
Quarterly Comparison - Q4'23 vs. Q4'22
Canada's sales included:
•Wealth sales & asset management gross flows of $5.4 billion were up 32%, driven by higher Individual Wealth sales, primarily from mutual funds, and higher defined benefit sales in GRS.
•Group - Health & Protection sales of $174 million were up 63%, driven by higher large case sales.
•Individual - Protection sales of $171 million were up 23%, driven by higher participating whole life insurance sales.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurer's taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, Canada reported net income increased by $90 million in Q4'22, reflected in Other adjustments.
22    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

3. U.S.

	Quarterly results
(US$ millions)	Q4'23	Q3'23	Q4'22(1)
Group - Health & Protection(2)	153	112	160
Individual - Protection(2)(3)	34	28	13
Underlying net income(2)	187	140	173
Add: Market-related impacts(1)	(33)	30	11
ACMA	(40)	(26)	42
Acquisition, integration and restructuring(4)	(19)	(23)	(43)
Intangible asset amortization	(18)	(16)	(24)
Other	—	—	(8)
Reported net income - Common shareholders(1)	77	105	151
Underlying ROE (%)(2)	16.1%	12.2%	14.7%
Reported ROE (%)(2)	6.7%	9.2%	12.7%
After-tax profit margin for Group Benefits (%)(2)(5)	10.0%	9.9%	8.1%
Group - Health & Protection sales(2)	932	179	899

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(3)Effective Q2'23, the UK payout annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale of Sun Life UK. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Also, effective Q3'23 the run-off reinsurance business was moved from the Corporate business segment to the U.S. business segment.
(4)Includes acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Based on underlying net income, on a trailing four-quarter basis. For more details, see section H - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4'23 vs. Q4'22
Underlying net income of US$187 million increased US$14 million or 8%, driven by:
•Group - Health & Protection down US$7 million: Lower Dental results reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by higher Group Benefits results. In Group Benefits, strong revenue growth, higher net investment results and favourable mortality experience was partially offset by less favourable morbidity experience.
•Individual - Protection up US$21 million: The inclusion of the UK payout annuity business(1) and improved mortality experience.

Reported net income of US$77 million decreased US$74 million or 49%, driven by ACMA impacts, and market-related impacts largely from interest rates and real estate experience, partially offset by lower DentaQuest integration costs and the increase in underlying net income.

Growth
Quarterly Comparison - Q4'23 vs. Q4'22
U.S. group sales of US$932 million were up US$33 million or 4% driven by higher medical stop-loss and commercial dental sales, partially offset by lower employee benefits sales and lower large case sales in Dental.

(1)Effective Q2'23, the UK payout annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale Sun Life UK. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    23

4. Asia

	Quarterly results
($ millions)	Q4'23	Q3'23	Q4'22(1)
Wealth & asset management(2)	16	11	16
Individual - Protection(2)(3)	138	175	118
Regional Office expenses & other(2)	(11)	(20)	1
Underlying net income (loss)(2)	143	166	135
Add: Market-related impacts(1)	(142)	(4)	(129)
ACMA	(1)	56	71
Acquisition, integration and restructuring	(5)	(5)	—
Intangible asset amortization	(2)	(2)	(2)
Other	51	—	17
Reported net income - Common shareholders(1)	44	211	92
Underlying ROE (%)(2)	10.5%	12.2%	10.4%
Reported ROE (%)(2)	3.2%	15.5%	7.1%
Wealth sales & asset management gross flows(2)	2,004	1,663	1,790
Individual - Protection sales(2)	536	521	359
Group - Health & Protection sales(2)(3)	16	16	17
New business CSM(2)	223	238	122

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(3)In underlying net income by business type, Group businesses in Asia have been included with Individual – Protection.

Profitability
Quarterly Comparison - Q4'23 vs. Q4'22
Underlying net income of $143 million increased $8 million or 6%, driven by:
•Individual - Protection up $20 million: Business growth reflecting good sales momentum, partially offset by lower earnings on surplus.
•Regional office expenses & other $(12) million increased net loss primarily reflecting continued pan Asia investments in the business.

Reported net income of $44 million decreased $48 million or 52%, driven by ACMA impacts, partially offset by the impact of the Bermuda Corporate Income Tax Change(1).

Growth
Quarterly Comparison - Q4'23 vs. Q4'22
Asia's sales included:
•Wealth sales & asset management gross flows of $2.0 billion were up 12%(2), primarily driven by higher mutual fund sales in India, partially offset by lower money market fund sales in the Philippines.
•Individual sales of $536 million were up 49%(2), primarily driven by higher sales in Hong Kong reflecting increased demand as pandemic-related travel restrictions were lifted in early 2023, and in International reflecting continued demand for our products, partially offset by lower sales in Vietnam reflecting market conditions, and China.
New business CSM of $223 million, was up from $122 million in the prior year, primarily driven by sales in Hong Kong and High-Net-Worth.

(1)Bermuda recognized a deferred tax asset of $51 million in Q4'23 ("Bermuda Corporate Income Tax Change"). Refer to Note 19 in the 2023 Annual Consolidated Financial Statements for more information.
(2)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see Section H - Non-IFRS Financial Measures in this document.
24    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

5. Corporate

	Quarterly results
($ millions)	Q4'23	Q3'23	Q4'22(1)
Individual - Protection(2)(3)	—	—	11
Corporate expenses & other(2)	(94)	(89)	(73)
Underlying net income (loss)(2)	(94)	(89)	(62)
Add: Market-related impacts(1)	53	(16)	108
ACMA	—	—	17
Other	—	—	34
Reported net income (loss) - Common shareholders(1)	(41)	(105)	97

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2023 Annual MD&A.
(3)The UK annuities run-off businesses in Corporate has been included with Individual – Protection. Effective Q2'23, the UK annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale of Sun Life UK. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Also, effective Q3'23 the run-off reinsurance business was moved from the Corporate business segment to the U.S. business segment.

Profitability
Quarterly Comparison - Q4'23 vs. Q4'22
Underlying net loss was $94 million compared to underlying net loss of $62 million in the prior year, driven by the sale of Sun Life UK(1) and higher operating expenses, partially offset by a lower effective tax rate.

Reported net loss was $41 million compared to reported net income of $97 million in the prior year, reflecting the impacts from the sale of Sun Life UK (1), the prior year impact of tax-related matters(2), and the change in underlying net loss.

(1)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23, is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. The prior year included market-related impacts from Sun Life UK in reported net income.
(2)Tax related matters include tax-exempt investment income in reported net income in both years and the impact of the Canada Tax Rate Change. On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurer's taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, Corporate reported net income increased by $51 million in Q4'22,reflected in Other adjustments.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    25

H. Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the 2023 Annual MD&A under the heading M - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q4'23
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	769	—	769	61	(168)	662
Net investment result	427	(415)	12	25	224	261
ACMA(3)		6	6	—	(6)
Fee income:
Asset Management	460	(57)	403		(403)
Other fee income	66	3	69	(5)	2,001	2,065
Fee income						2,065
Other expenses	(489)	(92)	(581)	—	(1,620)	(2,201)
Income before taxes	1,233	(555)	678	81	28	787
Income tax (expense) benefit	(203)	314	111	(24)	—	87
Total net income	1,030	(241)	789	57	28	874
Allocated to Participating and NCI(4)	(27)	7	(20)	(57)	(28)	(105)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	983
Reported net income - Common shareholders		(234)	749	—	—	749

(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how management views the business, compared to a gross basis in the Consolidated Financial Statements. For more details, refer to "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures in Section M - Non-IFRS Financial Measures in the 2023 Annual MD&A. For example, in this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the Consolidated Financial Statements for the period ended December 31, 2023 shows the net income impacts of method and assumption changes separately in Net insurance service result and Net investment result, and includes amounts attributable to participating policyholders.
(4)Allocated to equity in the participating account and attributable to non-controlling interests.
(5)Dividends on preferred shares and distributions on other equity instruments.
26    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

($ millions)	Q3'23
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	740	—	740	30	(58)	712
Net investment result	416	108	524	21	158	703
ACMA(3)		41	41	—	(41)
Fee income:
Asset Management	437	(92)	345		(345)
Other fee income	38	5	43	(3)	1,890	1,930
Fee income						1,930
Other expenses	(485)	(78)	(563)	—	(1,601)	(2,164)
Income before taxes	1,146	(16)	1,130	48	3	1,181
Income tax (expense) benefit	(182)	(51)	(233)	(11)	—	(244)
Total net income	964	(67)	897	37	3	937
Allocated to Participating and NCI(4)	(15)	8	(7)	(37)	(3)	(47)
Dividends and Distributions(5)	(19)	—	(19)	—	—	(19)
Underlying net income(1)	930
Reported net income - Common shareholders		(59)	871	—	—	871
Refer to the footnotes on the previous page

($ millions)	Q4'22
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	726	(14)	712	27	12	751
Net investment result	316	188	504	(32)	11	483
ACMA(3)		(26)	(26)	—	26
Fee income:
Asset Management	429	(10)	419		(419)
Other fee income	55	—	55	—	1,966	2,021
Fee income						2,021
Other expenses	(415)	(129)	(544)	—	(1,578)	(2,122)
Income before taxes	1,111	9	1,120	(5)	18	1,133
Income tax (expense) benefit	(187)	261	74	(10)	1	65
Total net income	924	270	1,194	(15)	19	1,198
Allocated to Participating and NCI(4)	(13)	3	(10)	15	(18)	(13)
Dividends and Distributions(5)	(19)	—	(19)	—	(1)	(20)
Underlying net income(1)	892
Reported net income - Common shareholders		273	1,165	—	—	1,165
Refer to the footnotes on the previous page

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    27

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section M - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the 2023 Annual MD&A.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, after-tax)	Q4'23	Q3'23	Q4'22(1)	2023	2022(1)
Underlying net income	983	930	892	3,728	3,369
Market-related impacts(1)
Equity market impacts	8	(21)	22	(13)	(143)
Interest rate impacts(2)	(53)	127	279	(14)	56
Impacts of changes in the fair value of investment properties (real estate experience)	(148)	(83)	(77)	(427)	66
Add: Market-related impacts	(193)	23	224	(454)	(21)
Add: Assumption changes and management actions	(1)	35	12	36	(168)
Other adjustments
Management's ownership of MFS shares	(11)	7	27	12	115
Acquisition, integration and restructuring(3)(4)(5)(6)(7)	(42)	(89)	(86)	(155)	(492)
Intangible asset amortization	(38)	(35)	(41)	(132)	(97)
Other(8)(9)(10)(11)	51	—	137	51	165
Add: Total of other adjustments	(40)	(117)	37	(224)	(309)
Reported net income - Common shareholders	749	871	1,165	3,086	2,871
Underlying EPS (diluted) ($)	1.68	1.59	1.52	6.36	5.75
Add: Market-related impacts ($)	(0.33)	0.04	0.38	(0.78)	(0.04)
Assumption changes and management actions ($)	—	0.06	0.02	0.06	(0.29)
Management's ownership of MFS shares ($)	(0.02)	0.01	0.05	0.02	0.20
Acquisition, integration and restructuring ($)	(0.07)	(0.16)	(0.15)	(0.26)	(0.86)
Intangible asset amortization ($)	(0.07)	(0.06)	(0.07)	(0.23)	(0.17)
Other ($)	0.09	—	0.23	0.09	0.28
Impact of convertible securities on diluted EPS ($)	—	—	—	—	0.02
Reported EPS (diluted) ($)	1.28	1.48	1.98	5.26	4.89

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(3)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $24 million in Q4'23 and $86 million in 2023 (Q3'23 - $21 million; Q4'22 - $17 million; 2022 - $64 million).
(4)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $nil in Q4'23 and $42 million in 2023 (Q3'23 - $42 million; Q4'22 - $nil; 2022 - $80 million).
(5)Includes acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(6)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(7)Q3'22 reflects an impairment charge of $170 million pertaining to the attributed goodwill that was not expected to be recovered through the sale of Sun Life UK.
(8)Includes a charge of $48 million in Q3'22 reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business, and Q2'22 reflects a gain on the sale-leaseback of the Wellesley office in the U.S.
(9)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurer's taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applied retroactively to the Federal Budget date of April 7, 2022. As a result, total Company reported net income increased by $141 million in Q4'22, reflected in Other adjustments.
(10)Q4'22 includes the unwinding of an internal reinsurance agreement.
(11)Bermuda recognized a deferred tax asset of $51 million in Q4'23 ("Bermuda Corporate Income Tax Change"). Refer to Note 19 in the 2023 Annual Consolidated Financial Statements for more information.

28    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions)	Q4'23	Q3'23	Q4'22(1)	2023	2022(1)
Underlying net income (after-tax)	983	930	892	3,728	3,369
Underlying net income adjustments (pre-tax):
Add: Market-related impacts(1)	(436)	107	179	(726)	233
Assumption changes and management actions(2)	6	41	(26)	53	(239)
Other adjustments	(118)	(156)	(141)	(373)	(526)
Total underlying net income adjustments (pre-tax)	(548)	(8)	12	(1,046)	(532)
Add: Taxes related to underlying net income adjustments	314	(51)	261	404	34
Reported net income - Common shareholders (after-tax)	749	871	1,165	3,086	2,871

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the 2023 Annual Consolidated Financial Statements shows the net income impacts of method and assumption changes separately in Net insurance service result and Net investment result, and includes amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section M - Non-IFRS Financial Measures in the 2023 Annual MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. Effective January 1, 2023, "Other AUM" was renamed to "Third Party AUM", and "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections E - Growth - 2 - Assets Under Management and M - Non-IFRS Financial Measures in the 2023 Annual MD&A.

	Quarterly results
($ millions)	Q4'23	Q4'22
Assets under management
General fund assets	204,789	198,316
Segregated funds	128,452	125,292
Third-party AUM(1)	1,105,081	1,035,290
Consolidation adjustments(1)	(38,717)	(40,337)
Total assets under management	1,399,605	1,318,561

(1)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in the 2023 Annual MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2023	As at December 31, 2022
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	712	423
Debt securities(1)	1,228	1,408
Equity securities(2)	102	102
Sub-total	2,042	1,933
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)	(411)	(883)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,631	1,050

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    29

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management
($ millions)	Q4'23	Q3'23	Q4'22
Fee income (per IFRS)	503	393	501
Less: Non-fee-related revenue adjustments(1)(2)	181	94	235
Fee-related revenue	322	299	266
Total expenses (per IFRS)	440	450	454
Less: Non-fee-related expense adjustments(2)(3)	210	219	261
Fee-related expenses	230	231	193
Fee-related earnings	92	68	73
Add: Investment income (loss) and performance fees(4)	57	16	20
Add: Interest and other(5)	(39)	(20)	(21)
Operating income	110	64	72

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

($ millions)	Q4'23	Q3'23	Q4'22
Net investment income (loss) (per IFRS)	28	26	6
Less: Market-related impacts and Other - Investment income (loss)	3	10	(9)
Add: Investment income (loss) and performance fees - fee income	32	—	5
Investment income (loss) and performance fees	57	16	20
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding management's ownership of MFS shares and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS
(US$ millions)	Q4'23	Q3'23	Q4'22	2023	2022
Revenue
Fee income (per IFRS)	790	815	775	3,196	3,323
Less: Commissions	97	100	99	395	433
Less: Other(1)	(13)	(13)	(13)	(53)	(53)
Adjusted revenue	706	728	689	2,854	2,943
Expenses
Expenses (per IFRS)	570	553	514	2,244	2,162
Net investment (income)/loss (per IFRS)	(29)	(20)	(22)	(93)	(18)
Less: Management's ownership of MFS shares (net of NCI)(2)	18	6	(10)	34	(45)
Compensation-related equity plan adjustments	10	5	(1)	16	7
Commissions	97	100	99	395	433
Other(1)	(11)	(11)	(13)	(52)	(53)
Adjusted expenses	427	433	417	1,758	1,802
Pre-tax net operating margin	39%	41%	40%	38%	39%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on Management's ownership of MFS shares, see the heading Underlying Net Income and Underlying EPS.

30    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

4. Reconciliations of Select Non-IFRS Financial Measures

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q4'23
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	331	350	253	143	(94)	983
Add: Market-related impacts (pre-tax)	(11)	(223)	(60)	(142)	—	(436)
ACMA (pre-tax)	—	72	(65)	(1)	—	6
Other adjustments (pre-tax)	(39)	(6)	(65)	(8)	—	(118)
Tax expense (benefit)	16	155	38	52	53	314
Reported net income (loss) - Common shareholders	297	348	101	44	(41)	749
	Q3'23
Underlying net income (loss)	330	338	185	166	(89)	930
Add: Market-related impacts (pre-tax)	(3)	94	39	(1)	(22)	107
ACMA (pre-tax)	—	20	(30)	51	—	41
Other adjustments (pre-tax)	(81)	3	(71)	(7)	—	(156)
Tax expense (benefit)	22	(90)	9	2	6	(51)
Reported net income (loss) - Common shareholders	268	365	132	211	(105)	871
	Q4'22(1)
Underlying net income (loss)	324	265	230	135	(62)	892
Add: Market-related impacts (pre-tax)(1)	(8)	250	21	(110)	26	179
ACMA (pre-tax)	—	(185)	71	71	17	(26)
Other adjustments (pre-tax)	1	(5)	(135)	15	(17)	(141)
Tax expense (benefit)	4	128	15	(19)	133	261
Reported net income (loss) - Common shareholders	321	453	202	92	97	1,165

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4'23		Q3'23		Q4'22
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	261	70	277	53	276	48
Add: Market-related impacts (pre-tax)	—	(11)	—	(3)	—	(8)
Other adjustments (pre-tax)	(7)	(32)	12	(93)	31	(30)
Tax expense (benefit)	(4)	20	(5)	27	(4)	8
Reported net income (loss) - Common shareholders	250	47	284	(16)	303	18

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4'23		Q3'23		Q4'22(1)
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Underlying net income (loss)	187	191	140	207	173	202
Add: Market-related impacts (pre-tax)(1)	(42)	—	33	—	15	—
ACMA (pre-tax)	(49)	—	(22)	—	53	—
Other adjustments (pre-tax)	(47)	(5)	(53)	9	(99)	24
Tax expense (benefit)	28	(3)	7	(4)	9	(3)
Reported net income (loss) - Common shareholders	77	183	105	212	151	223

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    31

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22(1)	Q3'22(1)	Q2'22(1)	Q1'22(1)
Underlying net income (loss) for U.S. Group Benefits(2)	138	96	116	128	119	101	87	49
Add: Market-related impacts (pre-tax)(1)	14	(10)	(6)	4	(1)	(24)	(10)	(14)
ACMA (pre-tax)	(11)	47	—	—	8	(7)	—	—
Other adjustments (pre-tax)	(9)	(6)	(6)	(5)	(5)	(4)	(6)	(6)
Tax expense (benefit)	1	(6)	2	1	(2)	8	4	5
Reported net income (loss) - Common shareholders(2)	133	121	106	128	119	74	75	34

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. See the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in section A - How We Report Our Results in this document.
(2)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest, acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.

I. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to the expected operational launch of SLCSI in 2024; (iii) relating to the use of proceeds of our sustainability bond offering; (iv) relating to our normal course issuer bid (including, but not limited to, statements regarding future purchases of common shares under the NCIB); (vii) relating to our growth initiatives and other business objectives; (viii) that are predictive in nature or that depend upon or refer to future events or conditions; and (ix) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the 2023 Annual MD&A under the headings D - Profitability - 5 - Income taxes, G - Financial Strength and K - Risk Management and in SLF Inc.’s 2023 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

32    Sun Life Financial Inc.     Fourth Quarter 2023        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q4'23 financial results will be reviewed at a conference call on Thursday, February 8, 2024, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4'24 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	David Garg
Director, Corporate Communications	Senior Vice-President, Capital Management and Investor Relations
Tel: 226-751-2391	Tel: 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2023    33